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                                 SCANSOFT, INC.
                                 1 Wayside Road
                              Burlington, MA 01803
                                 August 1, 2005

VIA EDGAR, TELECOPIER AND COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attention:  Sara Kalin, Esq.

    RE:   SCANSOFT, INC.
          Registration Statement on Form S-4, as amended (File No. 333-125496)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ScanSoft, Inc., a Delaware corporation (the "Registrant"), hereby requests that the effectiveness of the above captioned Registration Statement on Form S-4 (the "Registration Statement") be accelerated so that such Registration Statement becomes effective at 4:00 p.m., Eastern Time, on August 1, 2005, or as soon thereafter as practicable. The Registrant hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


                               Sincerely,

                               SCANSOFT, INC.

                               /s/ James R. Arnold, Jr.

                               James R. Arnold, Jr.
                               Senior Vice President and Chief Financial Officer